Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated April 19, 2005 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with applicable law. If, after such good faith effort, Purchaser is not able to comply with any such law, the Offer will not be made to and no Shares will be accepted from, holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by William Blair & Company, L.L.C. (“William Blair” or the “Dealer Manager”) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
par value $10.00 per Share
of

NOLAND COMPANY
at
$74.00 net per Share
by
WINVEST INC.
a wholly-owned subsidiary of
PRIMUS INC. (dba WINWHOLESALE INC.)

      Winvest Inc., a Virginia corporation (“Purchaser”) and a wholly-owned subsidiary of Primus Inc. (dba WinWholesale Inc.), a Delaware corporation (“WinWholesale”), is offering to purchase all of the issued and outstanding shares of common stock, par value $10.00 per share (the “Shares”), of Noland Company, a Virginia corporation (“Noland Company”), at $74.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 19, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Tendering shareholders whose Shares are registered in their own name who validly tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or transfer taxes on the purchase of Shares by Purchaser. Shareholders who hold their Shares through a broker, bank or other custodian should check with that institution as to whether it will charge any fees. Purchaser will pay all charges and expenses of the Dealer Manager and JPMorgan Trust Company, N.A. as the Depositary (the “Depositary”) and Morrow & Co., Inc. as the Information Agent (the “Information Agent”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
YORK CITY TIME, ON MONDAY, MAY 16, 2005, UNLESS THE OFFER IS EXTENDED.

      The Offer is conditioned on, among other things, (a) there being validly tendered (and not withdrawn) immediately prior to the expiration of the Offer, that number of Shares which, when added to the Shares, if any, previously acquired by Purchaser, constitutes more than two-thirds of the issued and outstanding Shares calculated on a fully diluted basis at the time of the expiration of the Offer and (b) the expiration or termination, prior to the expiration of the Offer, of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to certain other conditions described in Section 1, “Terms of the Offer; Expiration Date,” and 13, “Conditions to the Offer,” of the Offer to Purchase.

      The purpose of the Offer is to acquire control of the entire equity interest in Noland Company. The Offer is being made pursuant to the Agreement of Merger dated as of April 11, 2005 among WinWholesale, Purchaser and Noland Company (the “Merger Agreement”). The Merger Agreement provides, among other things, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Noland Company (the “Merger”), with Noland Company surviving the Merger as a wholly-owned subsidiary of WinWholesale. At the effective time of the Merger, each outstanding Share (other than Shares owned by Purchaser, WinWholesale, or any of their affiliates) will be converted into the right to receive an amount in cash per Share equal to $74.00 (or any higher price per Share paid pursuant to the Offer), without interest thereon.

      Each of the Noland Company board of directors and a special committee of the Noland Company board of directors comprised of three independent directors (the “Special Committee”) has approved the Offer and determined that the terms of the Offer and the Merger, taken together, are fair to, and in the best interests of, Noland Company and its Shareholders. Accordingly, each of the Noland Company board of directors and the Special Committee recommends acceptance of the Offer.

      Upon the terms and subject to the conditions of the Offer (including the terms and conditions set forth in Section 13, “Conditions to the Offer,” of the Offer to Purchase and, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended (the “Offer Conditions”)), Purchaser will accept for payment all Shares validly tendered on or prior to the Expiration Date (as defined below) and not withdrawn prior to the Expiration Date as permitted by Section 4, “Withdrawal Rights,” of the Offer to Purchase and will pay for all such Shares promptly after the Expiration Date. The term “Expiration Date” means 12:00 midnight, New York City time, on Monday, May 16, 2005, unless and until Purchaser shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. The period until 12:00 midnight, New York City time, on Monday, May 16, 2005, as such period may be extended, is referred to as the “Offering Period.” The Merger Agreement provides that, if on any scheduled expiration date of the Offer, the Offer would have expired without any Shares being purchased because the Offer Conditions have not been satisfied, Purchaser will, at the request of Noland Company, extend the expiration date of the Offer from time to time for successive periods of up to twenty business days each (but in no event later than July 11, 2005) unless WinWholesale reasonably believes at such time that such Offer Conditions are not capable of being satisfied. If there is a subsequent offering period (as described in Section 1, “Terms of the Offer; Expiration Date,” of the Offer to Purchase, the “Subsequent Offering Period”), all Shares tendered on or prior to the Expiration Date and not withdrawn will be accepted for payment and promptly paid for following the Expiration Date, and Shares tendered during the Subsequent Offering Period will be accepted for payment and promptly paid for as they are tendered. Purchaser has the right but not the obligation under the Merger Agreement to make available a Subsequent Offering Period. Payment for Shares validly tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) share certificates evidencing such Shares or a timely confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), (ii) a properly completed and duly executed, with any required signature guarantees, Letter of Transmittal (or facsimile thereof) or an Agent’s Message (as defined in Section 2, “Acceptance for Payment and Payment for Shares,” of the Offer to Purchase) from the Book-Entry Transfer Facility in connection with a book-entry transfer of such Shares and (iii) any other required documents.

      For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the Offer Conditions, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser’s obligation to make such payments shall be satisfied and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest on the purchase price for Shares be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment.

      Subject to the applicable rules and regulations of the Securities and Exchange Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to extend the Offering Period, and all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the right of a tendering shareholder to withdraw such shareholder’s Shares. See Section 1, “Terms of the Offer; Expiration Date,” of the Offer to Purchase. Any extension, delay, termination, waiver or material amendment of the Offer will be followed as promptly as practicable by public announcement thereof. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the Subsequent Offering Period (not beyond a total of twenty business days) by giving oral or written notice of such extension to the Depositary.

      Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If Purchaser provides a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer as set forth in Section 3, “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3, “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase. Neither Purchaser, WinWholesale or any of their affiliates or assigns, if any, the Depositary, the Information Agent, the Dealer Manager, or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination shall be final and binding.

      The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended is contained in the Offer to Purchase and is incorporated herein by reference.

      The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

      The Offer to Purchase, the related Letter of Transmittal and Noland Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of each of the Noland Company board of directors and the Special Committee and the reasons for such recommendations) contain important information. Shareholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

      Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and other offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser’s expense. Neither Purchaser nor WinWholesale will pay any fees or commissions to any broker, dealer or other person (other than the Depositary, the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Morrow & Co., Inc.

You may obtain information regarding the Offer
from the Information Agent as follows :

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

Banks and Brokerage Firms, Please Call: (800) 654-2468
Shareholders Call Toll Free: (800) 607-0088
E-mail: Noland.info@morrowco.com

The Dealer Manager for the Offer is:

You may obtain information regarding the Offer
From the Dealer Manager as follows:

William Blair & Company, L.L.C.
222 West Adams Street
Chicago, Illinois 60606

Attn: John F. Bahr

Call Toll-Free: 800-621-0687

April 19, 2005